

August 1, 2013

<u>Via E-mail</u>
Brett Gellner
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W., Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2M1

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-15214**

Dear Mr. Gellner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 13.3</u>

<u>Financial Statements and Notes</u>

<u>11. Asset Impairment Charges, page 95</u>

<u>A. Sundance Units 1 and 2, page 95</u>

1. We note you took a $43 million impairment loss on Sundance Units 1 and 2 during the second quarter based on an estimate of fair value less costs to sell and that you reversed $41 million of the loss during the third quarter based on five more years of expected lives resulting from recent Canadian federal regulations. You also state that "[t]he recoverable amount was based on an estimate of fair value less costs to sell, derived from the cash flows expect to result over the revised useful life of the units …" In that regard, please

clarify for us and disclose how you determined the recoverable amounts when performing the impairment tests of the Units as it appears you were switching from "fair value less costs to sell" to "value in use" model in determining the amount. Please note that recoverability of a cash generating unit should be based on the higher of fair value less costs to sell and its value in use under paragraph 6 of IAS 36. In addition, please tell us and disclose in more details the facts and circumstances surrounding the recordation and the reversal of the impairment losses including your calculations.

32. Employee Future Benefits, page 127

2. Please advise us how you considered paragraph 122 of IAS 19 in terms of providing separate disclosures for your U.S. and Canadian defined benefit plans.

33. Joint Ventures, page 131

3. We note your partnership with MidAmerican and your disclosure elsewhere on page 20 in MD&A that you will be responsible for construction management, operations, and maintenance of projects that proceed. Please explain how control over the construction, operations and maintenance was considered in your determination that this is a jointly controlled entity and disclose how you account for jointly controlled entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Maryse C.C. St.-Laurent, Vice-President and Corporate Secretary